AXA PREMIER VIP TRUST

1290 Avenue of the Americas

New York, New York 10104

August 13, 2008

VIA EDGAR

Mr. Sonny Oh

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Comments on Preliminary Information Statement on Schedule 14C of AXA Premier VIP Trust (File No. 811-10509)

Dear Mr. Oh:

In connection with the above-referenced filing by AXA Premier VIP Trust (“Registrant”), the Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filings; (2) comments by the staff of the U.S. Securities and Exchange Commission (“SEC”) or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filings; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,
AXA PREMIER VIP TRUST
By:	/s/ Patricia Louie
Patricia Louie
Vice President and Secretary